Exhibit 99.2

A2Z Smart Technologies Expands Existing Credit Line with Manufacturing Partner Acromatis

Tel Aviv, Israel / July 14, 2022 — A2Z Smart Technologies Corp. (NASDAQ: AZ) (TSXV: AZ), today announced that it has expanded its existing line of credit with Acromatis, a manufacturing partner for the Company’s Cust2Mate Smart Carts. The expanded credit line will enable the manufacturing of an additional 5,000 of the Company’s Generation 2.5 and Generation 2.8 Smart Carts without effecting the Company’s working capital. The aggregate amount of the credit line will be up to US$17 million.

Pursuant to the terms of the credit line, Cust2Mate will pay Acromitis 20% of the manufacturing cost as a down payment (this amount is typically covered by the first payment from the retailer). The remaining balance will be paid upon receipt of payment from the customer.

A2Z’s state-of-the-art generation 2.5 and Generation 2.8 Smart Carts provide a contactless and convenient shopping experience by recognizing every purchased item and enabling in-cart payment so that shoppers don’t have to wait on lines. The platform also allows retail grocers to direct shoppers to discounted products with in-store promotions and collects valuable in-store shopping data to optimize operations and inventory management.

Rafael Yam, CEO of Cust2Mate, commented, “Acromatis is a valued manufacturing partner, and the extension of our existing credit line provides us with the financial flexibility to significantly increase our capacity to produce large volumes of Cust2Mate Smart Carts. We are seeing retailers around the world embrace the benefits of frictionless retail solutions, and this line of credit supports our manufacturing capabilities to meet the expected increased demand without diluting shareholder value.”

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: a2z@imsinvestorrelations.com